Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Lithium Americas Corp. ("Lithium Americas" or the "Company")
300 - 900 West Hastings Street
Vancouver, BC, V6C 1E5

Item 2 Date of Material Change

February 16, 2023

Item 3 News Release

A news release with respect to the contents of this report was issued on February 16, 2023 and was disseminated through the facilities of recognized newswire services. A copy of the new release was filed on SEDAR.

Item 4 Summary of Material Change

Lithium Americas announced the closing of the initial tranche, an investment of US$320 million, of its previously announced US$650 million investment by General Motors Co. ("GM"). Proceeds from GM's investment are to be used to accelerate the development of the Company's Thacker Pass lithium project ("Thacker Pass") located in Humboldt County, Nevada.

Item 5 Full Description of Material Change

Lithium Americas announced the closing of the initial tranche, an investment of US$320 million, of its previously announced US$650 million investment by GM. Proceeds from GM's investment are to be used to accelerate the development of Thacker Pass project located in Humboldt County, Nevada.

The parties also completed the additional transactions contemplated to occur concurrent with the closing of the initial tranche, including execution of the offtake agreement, investor rights agreement and second tranche subscription agreement, as well as issuance of the second tranche alternative exercise warrants.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7 Omitted Information

There are no significant facts required to be disclosed herein that have been omitted.

Item 8 Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Jonathan Evans, Chief Executive Officer and President
Lithium Americas Corp.
300 - 900 West Hastings Street
Vancouver, BC V6C 1E5
1 (778) 656-5820
legal@lithiumamericas.com

Item 9 Date of Report

February 27, 2023.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This material change report may contain certain forward-looking information, including information with respect to the ability of Lithium Americas to meet the anticipated timing and closing conditions for the second tranche of GM's investment, and the ability of Lithium Americas to secure sufficient additional financing to develop Thacker Pass. Statements that are not historical fact are "forward-looking information" as that term is defined in National Instrument 51-102 of the Canadian Securities Administrators (collectively, "forward-looking information"). Forward-looking information is frequently, but not always, identified by words such as "plans", "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. In stating the forward-looking information herein, Lithium Americas has applied certain material assumptions including, but not limited to, the assumption that general business conditions will not change in a materially adverse manner.

Forward-looking information involves information about the future and is inherently uncertain, and actual results, performance or achievements of Lithium Americas and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking information due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; risks associated with meeting the anticipated timing and closing conditions for the second tranche of GM's investment, and risks associated with fluctuations in lithium and other commodity prices and currency exchange rates; and other risks and uncertainties disclosed in information released by Lithium Americas and filed with the applicable regulatory agencies.

Lithium Americas' forward-looking information is based on the beliefs, expectations and opinions of management on the date such information is posted, and Lithium Americas does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking information.

Additional risks, assumptions and other factors upon which forward-looking information is based, as it pertains to Lithium Americas and its business, are set out in its latest management's discussion and analysis and its most recent annual information form, copies of which are available under Lithium Americas' profile on SEDAR at www.sedar.com.